Exhibit 99.1

Grant of Incentive Subscription Rights in IDEX Biometrics 9 November 2022

The board of directors of IDEX Biometrics ASA resolved on 9 November 2022 to issue 2,470,000 incentive subscription rights to 15 new and continuing employees and individual contractors in the IDEX Biometrics group. The grant was made under the company’s 2022 incentive subscription rights plan as resolved at the annual general meeting on 12 May 2022. The exercise price of the subscription rights is NOK 1.03 per share. The subscription rights vest by 25% per year over four years and expire on 12 May 2027. Following the grants there are 83,111,447 incentive subscription rights outstanding in IDEX Biometrics.

For further information contact:

Marianne Bøe, Head of investor relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 9180 0186

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a leading provider of fingerprint identification technologies offering simple, secure, and personal touch-free authentication for all. We help people make payments, prove their identity, gain access to information, unlock devices, or gain admittance to buildings with the touch of a finger. We invent, engineer, and commercialize these secure, yet incredibly user-friendly solutions. Our total addressable market represents a fast growing multi-billion-unit opportunity.

For more information, visit www.idexbiometrics.com and follow on Twitter @IDEXBiometrics